October 18, 2005

Via US Mail and Facsimile

Mr. Xu Jie Bo
Chief Financial Officer
China Southern Airlines Company Limited
278 Ji Chang Road
Guangzhou
The People's Republic of China 510405

Re: **China Southern Airlines Company Limited**
        Form 20-F for the Year Ended December 31, 2004
        Commission File Number: 001-14660

Dear Mr. Xu:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                      Sincerely,

                      David R. Humphrey
                      Branch Chief